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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Hudson Highland Group, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    443792106
                                 (CUSIP Number)

                                October 10, 2006
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_]  Rule 13d-1(b)
              [X]  Rule 13d-1(c)
              [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 443792106                                              Page 2 of 9
                                  Schedule 13G

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1       Name of Reporting Person:

        Kensico Capital Management Corporation

        I.R.S. Identification Nos. of Above Persons (entities only)

        13-4079277
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2       Check the Appropriate Box if a Member of a Group:
                                                                (a)   [_]
                                                                (b)   [_]
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3       SEC Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization:

        Delaware
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                                     5       Sole Voting Power

             Number of                       1,578,564
                                     -------------------------------------------
        Shares Beneficially          6       Shared Voting Power

             Owned by                        -0-
                                     -------------------------------------------
               Each                  7       Sole Dispositive Power

         Reporting Person                    1,578,564
                                     -------------------------------------------
               With                  8       Shared Dispositive Power

                                             -0-
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9       Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,578,564
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares:
                                                                      [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9):

        6.40%
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12      Type of Reporting Person:

        CO
--------------------------------------------------------------------------------

CUSIP No. 443792106                                              Page 3 of 9
                                  Schedule 13G

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1       Name of Reporting Person:

        Michael Lowenstein

        I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group:
                                                                (a)   [_]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization:

        United States of America
--------------------------------------------------------------------------------
                                     5       Sole Voting Power

             Number of                       1,578,564
                                     -------------------------------------------
        Shares Beneficially          6       Shared Voting Power

             Owned by                        -0-
                                     -------------------------------------------
               Each                  7       Sole Dispositive Power

         Reporting Person                    1,578,564
                                     -------------------------------------------
               With                  8       Shared Dispositive Power

                                             -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,578,564
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares:
                                                                      [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9):

        6.40%
--------------------------------------------------------------------------------
12      Type of Reporting Person:

        IN; HC
--------------------------------------------------------------------------------

CUSIP No. 443792106                                              Page 4 of 9
                                  Schedule 13G

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1       Name of Reporting Person:

        Thomas J. Coleman

        I.R.S. Identification Nos. of Above Persons (entities only)

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2       Check the Appropriate Box if a Member of a Group:
                                                                (a)   [_]
                                                                (b)   [_]
--------------------------------------------------------------------------------
3       SEC Use Only


--------------------------------------------------------------------------------
4       Citizenship or Place of Organization:

        United States of America
--------------------------------------------------------------------------------
                                     5       Sole Voting Power

             Number of                       1,578,564
                                     -------------------------------------------
        Shares Beneficially          6       Shared Voting Power

             Owned by                        -0-
                                     -------------------------------------------
               Each                  7       Sole Dispositive Power

         Reporting Person                    1,578,564
                                     -------------------------------------------
               With                  8       Shared Dispositive Power

                                             -0-
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,578,564
--------------------------------------------------------------------------------
10      Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares:
                                                                      [_]
--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9):

        6.40%
--------------------------------------------------------------------------------
12      Type of Reporting Person:

        IN; HC
--------------------------------------------------------------------------------

CUSIP No. 443792106                                              Page 5 of 9
                                  Schedule 13G


Item 1(a).    Name of Issuer:

              Hudson Highland Group, Inc. (the "Company")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              622 Third Avenue
              New York, New York 10017

Item 2(a).    Name of Persons Filing:

              The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i) Kensico Capital Management Company ("Kensico Capital Management");

              ii)  Michael Lowenstein ("Mr. Lowenstein"); and

              iii) Thomas J. Coleman ("Mr. Coleman").

              This statement relates to shares of Common Stock of the Company held for the accounts of Kensico Partners, L.P., a Delaware limited partnership ("Kensico Partners"), Kensico Associates, L.P., a Delaware limited partnership ("Kensico Associates"), and Kensico Offshore Fund, Ltd., a limited liability company organized under the laws of the Cayman Islands, B.W.I. ("Kensico Offshore" and, together with Kensico Partners and Kensico Associates, the "Funds"). Kensico Capital Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of the Funds. Kensico Capital LLC, a Delaware limited liability company ("Kensico Capital"), serves as General Partner of the Funds, other than Kensico Offshore. Mr. Lowenstein and Mr. Coleman serve as Co-Presidents of Kensico Capital Management and are Managing Members of Kensico Capital.


Item 2(b).    Address of Principal Business Office:

              For each Reporting Person:

              Michael Lowenstein
              Kensico Capital Management Corporation
              55 Railroad Avenue, 2nd Floor
              Greenwich, Connecticut 06830

Item 2(c).    Citizenship:

              See row 4 of each Reporting Persons' cover page.

Item 2(d).    Title of Class of Securities: Common Stock

CUSIP No. 443792106                                              Page 6 of 9
                                  Schedule 13G


Item 2(e).    CUSIP Number: 443792106

Item 3.       Not applicable.

Item 4.       Ownership.

              For each Reporting Person:

              (a) Amount beneficially owned:

              As of October 20, 2006, each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to be the beneficial owner of the 1,578,564 shares of Common Stock held for the accounts of the Funds. Kensico Partners owns beneficially 396,331 shares of Common Stock, Kensico Associates owns beneficially 540,398 shares of Common Stock and Kensico Offshore owns beneficially 641,835 shares of Common Stock.

              (b) Percent of class:

                       6.40% of the total outstanding shares of Common Stock, from which Kensico Partners, Kensico Associates and Kensico Offshore own 1.61%, 2.19% and 2.60%, respectively. This percentage is based upon 24,679,973 shares of Common Stock issued and outstanding (the number of shares of Common Stock reported in the Company's Form 10-Q filed August 9,
                       2006).

              (c) Number of shares to which each Reporting Person has:

                       (i)   Sole power to vote or direct the vote: 1,578,564

                       (ii)  Shared power to vote or direct the vote: -0-

                       (iii) Sole power to dispose or to direct the
                             disposition of: 1,578,564

                       (iv) Shared power to dispose of or direct the disposition of: -0-

Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              (i) The partners of Kensico Partners have the right to participate in the receipt of dividends from, the proceeds from the sale of, the shares held by Kensico Partners in accordance with their partnership interests in Kensico Partners.

              ii) The partners of Kensico Associates have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Associates in accordance with the partnership of Kensico Associates.

CUSIP No. 443792106                                              Page 7 of 9
                                  Schedule 13G


              iii) The shareholders of Kensico Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Offshore in accordance with their ownership interests of Kensico Offshore.

              Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.

              Item 9. Notice of Dissolution of a Group.

              Not Applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 443792106                                              Page 8 of 9
                                  Schedule 13G



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 20, 2006


                                  KENSICO CAPITAL MANAGEMENT CORPORATION

                              BY: /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature

                                  Michael Lowenstein, Authorized Signatory
                                  --------------------------------------
                                             Name/Title


                                  MICHAEL LOWENSTEIN

                                  /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature


                                  THOMAS J. COLEMAN

                                  /s/ Thomas J. Coleman
                                  --------------------------------------
                                              Signature

CUSIP No. 443792106                                              Page 9 of 9
                                  Schedule 13G




                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

         Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit (the "Schedule 13G"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated:  October 20, 2006


                                  KENSICO CAPITAL MANAGEMENT CORPORATION

                              BY: /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature

                                  Michael Lowenstein, Authorized Signatory
                                  --------------------------------------
                                             Name/Title


                                  MICHAEL LOWENSTEIN

                                  /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature


                                  THOMAS J. COLEMAN

                                  /s/ Thomas J. Coleman
                                  --------------------------------------
                                              Signature